                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                         PROTALIX BIOTHERAPEUTICS, INC.
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    74365A101
                                 (CUSIP Number)

                            BARAK LUCHTENSTEIN, ADV.
                           CONFINO, LUCHTENSTEIN & CO.
                   5 AZRIELI CENTER, SQUARE TOWER, 35TH FLOOR
                             132 MENACHEM BEGIN ROAD
                              TEL AVIV 06725 ISRAEL
                                 +972-3-718-8700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                DECEMBER 31, 2006
           (Date of Event Which Requires Reporting of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is reporting this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

* The remainder of this cover page shall be filled out for a reporting person's initial reporting on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                                  SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No.: 218352102
--------------------------------------------------------------------------------
1    Name or Reporting Person
     Marathon Investments Ltd.
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5    Check If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        None
Number of          -------------------------------------------------------------
Shares             8    Shared Voting Power
Beneficially            6,556,381
Owned by           -------------------------------------------------------------
Each               9    Sole Dispositive Power
Reporting               None
Person With        -------------------------------------------------------------
                   10   Shared Dispositive Power
                        6,556,381
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,556,381
--------------------------------------------------------------------------------
12   Check If the Aggregate Amount in Row (11) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     10.61% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IV
--------------------------------------------------------------------------------

--------------
(1)  The percentage was calculated based upon 61,781,765 shares of common stock outstanding as of December 31, 2006.

                                  Page 2 of 9

                                  SCHEDULE 13D
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CUSIP No.: 218352102
--------------------------------------------------------------------------------
1    Name or Reporting Person
     Sharon Toussia-Cohen
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
     WC
--------------------------------------------------------------------------------
5    Check If Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
     or 2(e)            [_]
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization:
     Israel
--------------------------------------------------------------------------------
                   7    Sole Voting Power
                        None
Number of          -------------------------------------------------------------
Shares             8    Shared Voting Power
Beneficially            6,556,381
Owned by           -------------------------------------------------------------
Each               9    Sole Dispositive Power
Reporting               None
Person With        -------------------------------------------------------------
                   10   Shared Dispositive Power
                        6,556,381
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person:
     6,556,381
--------------------------------------------------------------------------------
12   Check If the Aggregate Amount in Row (11) Excludes Certain Shares
     [_]
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
     10.61% (1)
--------------------------------------------------------------------------------
14   Type of Reporting Person
     IN
--------------------------------------------------------------------------------

--------------
(1)  The percentage was calculated based upon 61,781,765 shares of common stock outstanding as of December 31, 2006.

                                  Page 3 of 9

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D (this "Statement") is filed with respect to the common stock, par value $0.001 per share (the "Common Stock"), of Protalix BioTherapeutics
Inc., a Florida corporation (the "Issuer"). The address of the principal offices of the Issuer is 2 Snunit Street, Science Park, P.O. Box 455, Carmiel 20100
Israel.

ITEM 2. IDENTITY AND BACKGROUND.

     (a) This Schedule 13D is being filed on behalf of Marathon Investments
Ltd., an investment company organized under the laws of the State of Israel
("Marathon"), and an individual, Sharon Toussia-Cohen. Mr. Toussia-Cohen and
Marathon are each referred to herein from time to time as a "Reporting Person"
and collectively as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group"
within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934,
although neither the fact of this joint filing nor anything contained herein shall be deemed an admission by any Reporting Person that such a "group" exists.
The agreement among the Reporting Persons to file jointly is attached hereto as
Exhibit 1. Mr. Toussia-Cohen disclaims beneficial ownership of all securities except to the extent of his pecuniary interest therein.

     (b) The address of the principal offices of Marathon and Mr. Toussia-Cohen is 1 Azrieli Center, Round Tower, 19th Floor, 132 Menachem Begin Road, Tel Aviv
67021 Israel.

     (c) Marathon is an investment company organized under the laws of the State of Israel and is publicly-traded on the Tel Aviv Stock Exchange. Marathon is engaged in the business of acquiring, holding and disposing of interests in various companies for investment purposes. Until December 2004, Marathon invested its funds mostly in venture capital investments. On December 2004,
Marathon's board of directors resolved to focus Marathon's investments on yielding industrial corporations. Marathon's investments in the Issuer were made prior to said resolution. Mr. Toussia-Cohen serves on the Issuer's Board of
Directors and is Marathon's chief executive officer and a member of its board of directors.

     (d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons are nor, during the last five years, were subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws as a result of a civil proceeding before a judicial or administrative body of competent jurisdiction nor has any such judicial or administrative body found that any Reporting Person was in violation of such laws.

     (f) Marathon is a corporation organized under the laws of the State of
Israel. Mr. Toussia-Cohen is a citizen of the State of Israel.

Set forth on Exhibit A to this Statement, and incorporated herein by reference, is the name, residence or business address, present principal occupation or employment, and citizenship, of each executive officer and director of Marathon.

                                  Page 4 of 9

To the best of the Reporting Persons' knowledge none of Marathon's directors or executive officers during the last five years, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) has been a party to a civil proceeding before a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Marathon acquired 6,556,381 shares of Common Stock (the "Shares") pursuant to a reverse merger transaction (the "Merger") completed by the Issuer on December
31, 2006, whereby the Issuer caused its wholly-owned subsidiary, Protalix
Acquisition Co. Ltd., to merge with and into Protalix Ltd., a privately-held
Israeli company. Protalix Ltd. became a wholly-owned subsidiary of the Issuer and Marathon received the Shares in exchange for ordinary shares of Protalix
Ltd. held by Marathon prior to the closing of the Merger.

ITEM 4. PURPOSE OF TRANSACTION.

The purpose of the acquisition of the Common Stock by the Reporting Persons is general investment purposes. In addition, the Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of the Common Stock or other securities of the Issuer or engage in discussions with the Issuer concerning further acquisitions of shares of the Common Stock or other securities of the Issuer or further investments in the Issuer. The Reporting Persons intend to review their investment in the
Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock, subsequent developments affecting the Issuer, the
Issuer's business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer.

Except as set forth in this Schedule 13D, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in Item 4 of Schedule
13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) According to the Issuer's Annual Report on Form 10-K for the year ended
December 31, 2006, there were 61,781,765 shares of Common Stock issued and outstanding as of December 31, 2006. Marathon is the record holder of 6,556,381 shares of Common Stock, representing approximately 10.61% of the issued and outstanding shares of Common Stock as of December 31, 2006. Marathon's investment and voting decisions are made collectively by its Board of Directors.
Mr. Toussia-Cohen is the chief executive officer of and a member of the board of directors of, Marathon and may be deemed to share the decision making power of
Marathon.

                                  Page 5 of 9

(b) Marathon and the Mr. Toussia-Cohen have shared power to vote and dispose of
6,556,381 shares of Common Stock. Mr. Toussia-Cohen disclaims beneficial ownership of all securities except to the extent of his pecuniary interest therein.

(c) Neither of the Reporting Persons engaged in any transaction involving any of the securities of the Issuer during the sixty days prior to the date of this report.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
SECURITIES OF THE ISSUER.

In connection with the Merger, Marathon entered into lock-up agreements to satisfy Israeli tax laws and other contractual obligations. The lock-up agreements prohibit Marathon from, directly or indirectly, selling or otherwise transferring the shares of common stock issued to it as a result of the Merger during a period commencing upon the closing of the Merger and ending on January
1, 2009. However, during such period, Marathon may, under the terms of the lock-up agreements, sell an aggregate of 10% of the original number of locked-up shares. All permitted sales of locked-up shares that may be made during such time period are cumulative.

Except as disclosed herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any other person with respect to any securities of the Issuer, including, but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

                                  Page 6 of 9

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated: October 29, 2008

                                                    MARATHON INVESTMENTS LTD.

                                                    By: /s/ Sharon Toussia-Cohen
                                                    ----------------------------
                                                    Sharon Toussia-Cohen,
                                                    Chief Executive Officer

                                                    /s/ Sharon Toussia-Cohen
                                                    ----------------------------
                                                    Sharon Toussia-Cohen

                                  Page 7 of 9

                                                                       EXHIBIT A

              EXECUTIVE OFFICERS AND DIRECTORS OF REPORTING PERSONS

                              CITIZENSHIP /
                             JURISDICTION OF            PRINCIPAL OCCUPATION
    NAME                      ORGANIZATION                  OR EMPLOYMENT
----------------------   ----------------------         ----------------------

Rafael Silman                    Israel                 Active Chairman of the Board of
                                                        Directors in Marathon.

Sharon Toussia-Cohen             Israel                 Chief Executive Officer and
                                                        Member of the Board of
                                                        Directors in Marathon.

Itzhak Rozen                     Israel                 Member of the Board of
                                                        Directors in Marathon; Engineer.

Yochanan Korman                  Israel                 Member of the Board of
                                                        Directors in Marathon;
                                                        Financial consultant.

Tamar Cohen                      Israel                 Member of the Board of
                                                        Directors in Marathon; Business
                                                        and organizational consultant.

Ronen Petel                      Israel                 Member of the Board of
                                                        Directors in Marathon; CFO of a
                                                        convention center.

Avraham Naveh                    Israel                 Member of the Board of
                                                        Directors in Marathon; CFO in
                                                        an industrial group.

---------------------
Mssrs. Silman and Toussia-Cohen are executive officers and employees of Marathon
Investments Ltd., located at 1 Azrieli Center, Round Tower, 19th Floor, 132
Menachem Begin Road, Tel Aviv 06721 Israel. Except for Mssrs. Silman and
Toussia-Cohen there are no other executive officers in Marathon.

                                  Page 8 of 9

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is, and any amendments thereto executed by each of us shall be, filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 29 day of October, 2008.

                                                    MARATHON INVESTMENTS LTD.

                                                    By: /s/ Sharon Toussia-Cohen
                                                    ----------------------------
                                                    Sharon Toussia-Cohen,
                                                    Chief Executive Officer

                                                    /s/ Sharon Toussia-Cohen
                                                    ----------------------------
                                                    Sharon Toussia-Cohen

                                  Page 9 of 9